Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  905-726-2462
Fax:  905-726-7173

MAGNA ANNOUNCES MANAGEMENT CHANGE

AURORA, ON, Dec. 21, 2010 - Magna International Inc. (TSX: MG; NYSE: MGA) announced today that Belinda Stronach will be resigning from her role as Executive Vice-Chair and member of the Board of Directors, effective December 31 2010

Stated Michael D. Harris, Lead Director, "The Board wishes to express our sincere and deep appreciation to Belinda for the valuable contribution she has made to Magna over many years and we wish Belinda every success in the future."

As previously disclosed, the Nominating Committee of Magna's Board is in the process of reviewing the composition of the Board. The Nominating Committee has retained Russell Reynolds Associates, an internationally recognized firm, to assist in its search for potential future Board members, including a director to fill the vacancy created by Ms. Stronach's resignation.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

Magna has over 92,000 employees in 245 manufacturing operations and 80 product development, engineering and sales centers in 25 countries.

For further information:
Vince Galifi, Executive Vice-President and Chief Financial Officer at
905-726-7100